SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Paris, September 30, 2003

Sanofi-Synthélabo has referred
to the French stock market regulatory authorities (COB)
following a financial analyst’s report concerning
one of the company’s compounds in development

Sanofi-Synthélabo has referred to the French stock market regulatory authorities, the Commission des Opérations de Bourse (COB – equivalent to the U.S. Securities and Exchange Commission), following the publication of a financial analyst report issued yesterday by Dresdner Kleinwort Wasserstein, which subsequently appeared in the press.

In this report, which claims as its source an article from a scientific journal (FASEB), published this summer, it is stated that a product in clinical development, SR141716A (rimonabant), could have a potentially carcinogenic activity.

However, this article from the scientific journal in no way evokes a carcinogenic activity for this product. On the contrary, it even indicates that, in high concentrations in vitro, the product could potentially inhibit cellular proliferation.

Given the totally misleading character of these comments, Sanofi-Synthélabo reserves all its legal rights.

_________________

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Sanofi-Synthélabo does not undertake any obligation to provide updates or to revise any forward-looking statements.

_________________

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations Europe
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 10

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 1, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer